Not for Distribution in the U.S.A.

CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 3, 2009

TSX Venture Exchange Symbol:  CMA

 OTC Bulletin Board:  CRMXF

  U.S. 20-F Registration:  000-29870

  Frankfurt Stock Exchange:  DFL

CREAM MINERALS RECEIVES EXCHANGE ACCEPTANCE FOR FINANCINGS

Vancouver, BC – February 3, 2009 - Cream Minerals Ltd. (TSXV – CMA) (“Cream” or the “Company”) is pleased to announce that further to TSX Venture Exchange acceptance, the number of Units sold in the second tranche of the non-flow-though portion of the financing was increased from the number previously reported by the Company on January 26, 2009.  .

Non Flow-Through

A total of 11,664,400 units (the “Units”) were issued at a price of $0.05 per Unit for gross proceeds of $583,220.  Each Unit consists of one common share in the capital of Cream and one non-transferable share purchase warrant (the “Warrant”).  Each Warrant entitles the holder to purchase one additional common share (the “Warrant Share”) of Cream for a period of 24 months at the exercise price of $0.10 per Warrant Share for a period of 12 months from the date of issue of the Warrant and at a price of $0.20 per Warrant Share for the remaining 12-month period.

Flow-Through

Subscribers to the Unit financing were eligible to participate in a flow-through unit (“FT Unit”) financing on a one Unit to one FT Unit basis.  Both the Unit and the FT Unit financings were carried out concurrently.

A total of 1,780,000 FT Units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000. Each FT Unit consists of one flow-through common share and one non-transferable non-flow-through share purchase warrant (the “FT Unit Warrant”).  Each FT Unit Warrant entitles the holder to purchase one additional non-flow-through common share (the “FT Unit Warrant Share”) at the exercise price of $0.10 per FT Unit Warrant Share for a period of 12 months from the date of issue of the FT Unit Warrant.

The Company paid compensation (the “Finder’s Fees”) to certain arm’s-length parties (the "Finders"), where such Finders arranged for subscribers to the private placements.  The Finder’s Fee paid comprised of $8,500 and a total 340,000 units of the Company (the “Finder’s Units”).

Of the total Finder’s Units issued, 170,000 Finder’s Units were issued in relation to subscriptions for Units, and consist of one common share and one non-transferable share purchase warrant (the “Finder’s Unit Warrant”).  Each Finder’s Unit Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Unit Warrant Share”) for a period of 24 months following the date of issue of the Finder’s Unit at an exercise price of $0.10 per Finder’s Unit Warrant Share for a period of 12 months from the date of issue of the Finder’s Unit Warrant and at a price of $0.20 per Finder’s Unit Warrant Share for the remaining 12-month period.

Of the total Finder’s Units issued 170,000 Finder’s Units were issued in relation to subscriptions for FT Units, and consist of one common share and one Finder’s Unit Warrant which, on exercise, entitles the holder to purchase a Finder’s Unit Warrant Share at an exercise price of $0.10 per Finder’s Unit Warrant Share for a period of 12 months following the date of issue of the Finder’s Unit.

All warrants issued in relation to these private placements carry an accelerated expiry provision that allows the Company, at its discretion, to accelerate the expiration of such warrants, if the Company shares trade at or above $0.30 per share for 10 consecutive trading days, by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

The Company has been advised that after the close of the financings, Frank A. Lang, the Chairman of the Company, increased his holdings in the Company and now beneficially owns and/or has direction or control over 16,465,951 common shares of Cream and securities convertible into 7,005,000 common shares of Cream equal in aggregate to approximately 36% of the post-closing issued and outstanding common shares of Cream.

All securities issued or issuable in connection with the private placements are subject to a hold period and may not be traded until May 29, 2009.

The net proceeds from the sale of the Units shall be used for the further exploration and development of the Company’s project in Mexico (silver-gold) and for working capital.  The proceeds from the sale of FT Units will be used for the exploration of the Company’s projects in Canada.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information on the Company's projects, visit www.creamminerals.com.

Michael O’Connor

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.